SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
DATED: October 29, 2009
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 AKTI MIAOULI STREET, PIRAEUS, GREECE 185 38
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
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     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

NAVIOS MARITIME PARTNERS L.P.
FORM 6-K

Page
Operating and Financial Review and Prospects	3

Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-157000.
Operating and Financial Review and Prospects
     The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2009 and 2008 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of these financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2008 Annual Report filed on Form 20-F with the Securities and Exchange Commission.
     This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.
Recent Developments
     Equity raising
     On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34.2 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.3 million, were approximately $32.5 million. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.7 million.
     On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4.4 million and net proceeds of approximately $4.2 million. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $0.1 million.
     As a result of the above transactions, Navios Partners raised a gross amount of $39.4 million and a net amount of $37.2 million.
     As of today, there are outstanding: 20,291,815 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 590,075 general partnership units. Navios Holdings owns a 41.8% interest in Navios Partners, including the 2% general partner interest.
     Vessel acquisition
     In October 2009, Navios Partners agreed to purchase from Navios Holdings the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32.0 million. The vessel was delivered in Navios Partners’ fleet on October 29, 2009. The acquisition was financed with the proceeds from the recent public offering described above.
     Amendment of management agreement
     In October 2009, Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with Navios ShipManagement Inc. (the “Manager”), a subsidiary of Navios Maritime Holdings Inc. (“Navios Holdings”). The new management fees are: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
Overview

General
     Navios Partners is an international owner and operator of dry bulk vessels, formed in August 2007 by Navios Holdings, a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the dry bulk shipping industry. Navios Partners completed its initial public offering (“IPO”) of 10,000,000 common units and the concurrent sale of 500,000 common units to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, on November 16, 2007. Navios Partners used the proceeds of these sales of approximately $193.3 million, plus $160.0 million funded from its Revolving Credit Facility as subsequently amended (the “Credit Facility”) to acquire its initial fleet of vessels. After the delivery of Navios Apollon on October 29, 2009, four vessels have been acquired since the IPO and the fleet currently consists of nine modern Panamax vessels, one modern Capesize vessel and one Ultra-Handymax vessel.
     On November 15, 2007, Navios Partners entered into the Credit Facility agreement with Commerzbank AG and DVB Bank AG maturing on November 15, 2017. This Credit Facility provided Navios Partners with financing availability of up to $260.0 million, of which $165.0 million was drawn on November 16, 2007. Of the total drawn down amount, $160.0 million was paid to Navios Holdings as part of the purchase price of the capital stock of Navios Holdings’ subsidiaries that owned or had rights to the eight vessels of Navios Partners’ fleet. The remaining $5.0 million balance of the drawn amount was used for working capital purposes. On May 2, 2008, Navios Partners borrowed $35.0 million to finance the acquisition of the vessel the Navios Fantastiks and on July 1, 2008, borrowed an additional $35.0 million to finance the acquisition of the vessel the Navios Hope. On June 25, 2008, Navios Partners’ Credit Facility was amended, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295.0 million.
     On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of Navios Hope, and 63,906 additional general partnership units were issued to Navios Partners’ general partner.
     In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of June 30, 2009; $10.0 million as of September 30, 2009; and $12.5 million as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant (“VMC”) to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. As of September 30, 2009, Navios Partners was in compliance with the financial covenants under the facility.
     In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30.4 million, of which Navios Partners received, net of expenses, $29.6 million in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract.
     On April 2, 2009, Navios Partners announced that it would not be exercising its option to acquire Navios TBN II, a new building capesize vessel, from Navios Holdings for $135.0 million. This decision was reached in light of the unfavorable conditions in the capital markets. There are no fees or costs payable in connection with the decision not to exercise the option, which expired on April 1, 2009.
     On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36.1 million to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $0.5 million, were approximately $34.3 million. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.7 million. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million including a long-term charter-out agreement through November 2018. The Navios Sagittarius is a chartered-in vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27.8 million based on the exchange rate at September 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at September 30, 2009).
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing a non-cash compensation expense amounting to $6.1 million. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $0.2 million. In addition, Navios Holdings was released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     As of September 30, 2009, there were outstanding: 19,931,415 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 582,720 general partnership units.
Fleet
      Our fleet consists of nine modern active Panamax vessels, one modern Capesize vessel and one Ultra-Handymax vessel.
     All of our current vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. Under certain circumstances, we may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.
     The following table provides summary information about our fleet:

				Original Charter
				Expiration Date/	Original Charter
				New Charter	Out Rate/ New
				Expiration Date	Charter Out Rate
Owned Vessels	Type	Built	Capacity (DWT)	(1)	per day (2)

Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	December 2010	$23,513
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Alegria	Panamax	2004	76,466	December 2010	$23,750
Navios Fantastiks	Capesize	2005	180,265	March 2011	$32,279
				February 2014	$36,290
Navios Hope (3)	Panamax	2005	75,397	May 2010	$10,643
				September 2013	$16,841
Navios Apollon	Ultra Handymax	2000	52,073	November 2012	$23,700

Long-term Chartered-in Vessels

Navios Prosperity (4)	Panamax	2007	82,535	July 2012	$24,000
Navios Aldebaran (5)	Panamax	2008	76,500	March 2013	$28,391
Navios Sagittarius (6)	Panamax	2006	75,756	November 2018	$26,125

(1)	Represents the initial expiration date of the time charter and, if applicable, the new time charter expiration date for the vessels with new time charters.

(2)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under the new time charter.

(3)	Navios Partners received a lump sum charter payment of approximately $29.6 million for Navios Hope in the first quarter of 2009. This charter payment was net of expenses and represents an acceleration of a significant portion of the $56.2 million nominal charter amount. Navios Partners will receive the entire amount of the original charter through the lump sum payment and the new charter payments for the remainder of the term of the original charter (ending in 2013). The rate for the period from April, 1 2009 to August 2013 is as presented in the table above. On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.

(4)	The Navios Prosperity is chartered-in for seven years starting from June 19, 2008 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($42.2 million based upon the exchange rate at September 30, 2009), declining each year by 145 million Yen ($1.6 million based upon the exchange rate at September 30, 2009).

(5)	The Navios Aldebaran was delivered on March 17, 2008. Navios Aldebaran is chartered-in for seven years and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($40.0 million based upon the exchange rate at September 30, 2009) declining each year by 150 million Yen ($1.7 million based upon the exchange rate at September 30, 2009).

(6)	On June 10, 2009, Navios Partners purchased from Navios Holdings all of the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27.8 million based on the exchange rate at September 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at September 30, 2009).
Our Charters
     We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. All of the vessels in our fleet are chartered-out under time charters, which range in length from three to ten years. We may in the future operate vessels in the spot market until the vessels have been chartered under appropriate long-term charters.
     For the nine month period ended September 30, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 33.5%, 19.5%, 13.5% and 9.9%, respectively, of total revenues. For the year ended December 31, 2008, we had seven charter counterparties, including Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with The Manager (which provides for a fixed management fee through November 16, 2011) will provide us with a strong base of stable cash flows.
     Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:
•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.
     Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our 2008 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations
     We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2008 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.
Results of Operations
Overview
     The financial condition and the results of operations presented for the nine month periods ended September 30, 2008 and 2009 of Navios Partners discussed below include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2008	2009

Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 9/30	1/1 — 9/30

Fantastiks Shipping Corporation (1)	Navios Fantastiks	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Aurora Shipping Enterprises Ltd.	Navios Hope (2)	Marshall Is.	7/1 — 9/30	1/1 — 9/30

Chartered-in vessel
Prosperity Shipping Corporation (3)	Navios Prosperity	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Chartered-in vessel
Aldebaran Shipping Corporation (3)	Navios Aldebaran	Marshall Is.	3/17 — 9/30	1/1 — 9/30

Chartered-in vessel
Sagittarius Shipping Corporation (3)	Navios Sagittarius	Marshall Is.	—	6/10 — 9/30

Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 9/30	1/1 — 9/30

Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 9/30	1/1 — 9/30

(1)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks from chartered-in vessel, which was renamed the Navios Fantastiks on May 2, 2008.

(2)	On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.

(3)	Not a vessel-owning subsidiary and only holds right to charter-in contract.
     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of September 30, 2009 and the condensed consolidated results of operations for the three and nine months ended September 30, 2009 and 2008. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under U.S. GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.
FINANCIAL HIGHLIGHTS
     The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2009 and 2008.

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	($’000)	($’000)	($’000)	($’000)
Time charter and voyage revenues	$23,717	$21,272	$67,028	$53,531
Time charter and voyage expenses	(3,729)	(2,797)	(10,088)	(8,801)
Direct vessel expenses	(117)	(144)	(365)	(433)
Management fees	(2,668)	(2,668)	(7,917)	(6,607)
General and administrative expenses	(542)	(1,217)	(2,341)	(2,220)
Depreciation and amortization	(4,195)	(3,277)	(10,973)	(8,588)
Interest expense and finance cost, net	(1,698)	(2,287)	(6,045)	(7,099)
Interest income	25	75	114	166
Compensation expense	—	—	(6,082)	—
Other income	79	—	92	23
Other expense	(83)	(9)	(83)	(23)

Net income	$10,789	$8,948	$23,340	19,949

Adjusted EBITDA	$16,774	$14,581	$46,691	$35,903

Operating Surplus	$13,124	$9,614	$35,106	$22,679

Period over Period Comparisons
For the Three Month Period ended September 30, 2009 compared to Three Month Period ended September 30, 2008
     Time charter and voyage revenues: Time charter and voyage revenues for the three month period ended September 30, 2009 increased by $2.4 million or 11.3% to $23.7 million as compared to $21.3 million for the same period in 2008. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius on June 10, 2009.
     Time charter and voyage expenses: Time charter and voyage expenses increased by $0.9 million or 32.1% to $3.7 for the three month period ended September 30, 2009 as compared to $2.8 million for same period in 2008. The increase was mainly attributable to the acquisition of the rights to the Navios Sagittarius on June 10, 2009.
     Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.02 million or 14.3% to $0.12 million for the three month period ended September 30, 2009 as compared to $0.14 million for the same period in 2008 due to the full amortization of dry dock and special survey costs for one of the owned vessels.
     Management fees: Management fees for the three month period ended September 30, 2009, and September 30, 2008 were $2.7 million. Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009.
     General and administrative expenses: General and administrative expenses decreased by $0.7 million to $0.5 million or 58.3% for the three month period ended September 30, 2009, as compared to $1.2 million for the same period of 2008. The decrease is mainly attributable to the professional and legal fees incurred by Navios Partners in connection with various activities during the three month period ended September 30, 2008.

     Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the three month periods ended September 30, 2009 and 2008, the expenses charged by the Manager for administrative fees were $0.3 million and $0.3 million, respectively. The remaining balances of $0.2 million and 0.9 million of general and administrative expenses for the three month periods ended September 30, 2009 and 2008, respectively, relate to legal and professional fees, as well as audit fees.
     Depreciation and amortization: Depreciation and amortization amounted to $4.2 million for the three month period ended September 30, 2009 compared to $3.3 million for the three month period ended September 30, 2008. The main reason was the increase in amortization expense of $0.9 million due to the acquisition all of the rights to the Navios Sagittarius on June 10, 2009. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.
     Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2009 decreased to $1.7 million as compared to $2.3 million in the same period of 2008. The decrease is due to the lower weighted average interest rate of 3.28% for the three month period ended September 30, 2009 compared to 3.62% for the same period in 2008, and the decrease in average outstanding loan balance to $195.0 million in the three months ended September 30, 2009 from $234.6 million in the three months ended September 30, 2008. As of September 30, 2009, and 2008 the outstanding loan balance under Navios Partners’ Credit Facility was $195.0 million and $235.0 million, respectively.
     Interest income: Interest income decreased by $0.05 million to $0.03 million for the three month period ended September 30, 2009 as compared to $0.08 million for the same period of 2008.
     Other income and expenses, net: Other expenses, net decreased by $0.05 million for the three month period ended September 30, 2009 as compared to the respective period of 2008.
     Net income: Net income for the three months ended September 30, 2009 amounted to $10.8 million compared to $8.9 million for the three months ended September 30, 2008. The increase in net income of $1.9 million is due to the factors discussed above.
     Operating Surplus: Navios Partners generated an Operating Surplus for the three month period ended September 30, 2009 of $13.1 million compared to $9.6 million for the three month period ended September 30, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
     Seasonality: Since Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
For the Nine Month Period ended September 30, 2009 compared to Nine Month Period ended September 30, 2008
     Time charter and voyage revenues: Time charter and voyage revenues for the nine month period ended September 30, 2009 increased by $13.5 million or 25.2% to $67.0 million as compared to $53.5 million for the same period in 2008. The increase was mainly attributable to the delivery of the Navios Aldebaran on March 17, 2008, the acquisition of the Navios Hope on July 1, 2008, both of which were fully operating during the nine month period ended September 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009.
     Time charter and voyage expenses: Time charter and voyage expenses increased by $1.3 million or 14.8% to $10.1 million for the nine month period ended September 30, 2009 as compared to $8.8 million for same period in 2008. The increase was mainly attributable to the delivery of the chartered-in vessel Navios Aldebaran on March 17, 2008, which was fully operating during the nine month period ended September 30, 2009 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009. This increase was mitigated by the acquisition of the Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008
     Direct vessel expenses: Direct vessel expenses, comprised of the amortization of dry dock and special survey costs, decreased by $0.06 million or 14.0% to $0.37 million for the nine month period ended September 30, 2009 as compared to $0.43 million for the same period in 2008 due to the full amortization of dry dock and special survey costs for two of the owned vessels.
     Management fees: Management fees increased by $1.3 million to $7.9 million or 19.7% for the nine month period ended September 30, 2009, as compared to $6.6 million for the same period in 2008. The increase is mainly attributable to the acquisition of Navios Fantastiks from Navios Holdings into the owned fleet, from chartered-in vessel on May 2, 2008 and to the acquisition of the

Navios Hope from Navios Holdings on July 1, 2008. Starting on November 16, 2007, in connection with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel until November 16, 2009.
     General and administrative expenses: General and administrative expenses increased slightly by $0.1 million to $2.3 million or 4.5% for the nine month period ended September 30, 2009, as compared to $2.2 million for the same period of 2008. The increase is mainly attributable to an increase in general and administrative fees charged by Navios Holdings by $0.5 million mitigated by a decrease in professional and legal fees by $0.4 million.
     Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. For the nine month periods ended September 30, 2009 and 2008, the expenses charged by the Manager for administrative fees were $1.3 million and $0.8 million, respectively. The remaining balances of $1.0 million and $1.4 million of general and administrative expenses for the nine month periods ended September 30, 2009 and 2008, respectively, relate to legal and professional fees, as well as audit fees.
     Depreciation and amortization: Depreciation and amortization amounted to $11.0 million for the nine month period ended September 30, 2009 compared to $8.6 million for the nine month period ended September 30, 2008. The main reason for this increase of $2.4 million was the increase in depreciation expense of $3.0 million due to the acquisitions of Navios Fantastiks on May 2, 2008 (which until then was part of the chartered-in fleet of Navios Partners) and Navios Hope on July 1, 2008. This increase was mitigated by the decrease in amortization expense of $0.6 million related to favorable lease recognized on the acquisition of Navios Fantastiks as an owned vessel, which was fully amortized within 2008 and the acquisition of the rights to the Navios Sagittarius on June 10, 2009. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods which range from four to ten years.
     Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2009 decreased by $1.1 million or 15.5% to $6.0 million as compared to $7.1 million in the same period of 2008. The decrease is due to the lower weighted average interest rate which was 3.75% for the nine month period ended September 30, 2009 compared to 4.51% for the same period in 2008. This decrease was mitigated by an increase in average outstanding loan balance to $202.0 million in the nine months ended September 30, 2009 from $196.2 million in the nine months ended September 30, 2008. As of September 30, 2009, and 2008 the outstanding loan balance under Navios Partners’ Credit Facility was $195.0 million and $235.0 million, respectively.
     Interest income: Interest income was $0.11 million for the nine month period ended September 30, 2009 and $0.17 for the respective period of 2008.
     Compensation expense: On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Partners issued 1,000,000 subordinated Series A units to Navios Holdings and recognized a non-cash compensation expense of $6.1 million.
     Net income: Net income for the nine months ended September 30, 2009 amounted to $23.3 million compared to $19.9 million for the nine months ended September 30, 2008. The increase in net income of $3.4 million is due to the factors discussed above.
     Operating Surplus: Navios Partners generated an Operating Surplus for the nine month period ended September 30, 2009 of $35.1 million in comparison to $22.7 million for the nine month period ended September 30, 2008. Operating Surplus is a non-GAAP financial measure used by certain investors to measure the financial performance of Navios Partners and other master limited partnerships (See “Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution” contained herein).
     Seasonality: Because Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.
Liquidity and Capital Resources
Credit Facility
     Upon the closing of the IPO, Navios Partners entered into a $260.0 million Credit Facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35.0 million, in anticipation of purchasing Navios Hope, thereby increasing the total facility to $295.0 million. Currently, Navios Partners’ total borrowings under its Credit Facility are $195.0 million. The availability of the remaining $60.0 million under the Credit Facility has been terminated.

     In January 2009, Navios Partners further amended the terms of its existing Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40.0 million which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2.5 million as of January 31, 2009; $5.0 million as of March 31, 2009; $7.5 million as of June 30, 2009, $10.0 million as of September 30, 2009; and $12.5 million as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100.0 million from $135.0 million, (b) reducing the value maintenance covenant (“VMC”) to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners paid a commitment fee of 0.35% for undrawn amounts under the facility until June 2009 when the availability of the undrawn $60.0 million was terminated.
     As of September 30, 2009, Navios Partners was in compliance with the financial covenants of its Credit Facility. The repayment of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the Credit Facility.
Liquidity and Capital Resources
     The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the nine month periods ended September 30, 2009 and 2008.

	Nine Month	Nine Month
	Period Ended	Period Ended
	September 30,	September 30,
	2009	2008
	($‘000)	($‘000)
	(Unaudited)	(Unaudited)
Net cash provided by operating activities	$69,599	$30,271
Net cash used in investing activities	(34,600)	(69,505)
Net cash (used in)/provided by financing activities	(9,986)	54,389

Increase in cash and cash equivalents	$25,013	$15,155

     Cash provided by operating activities for the nine month period ended September 30, 2009 as compared to the cash provided for the nine month period ended September 30, 2008:
     Net cash provided by operating activities increased by $39.3 million to $69.6 million for the nine month period ended September 30, 2009 as compared to $30.3 million for the same period in 2008.
     The increase resulted from higher net income for the nine month period ended September 30, 2009, of $23.4 million compared to $19.9 million for the nine month period ended September 30, 2008 and as a result of other factors, as discussed herein. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items including depreciation and amortization of $11.0 million, $0.2 million amortization and write-off of deferred financing cost, $0.4 million amortization of deferred dry dock costs and $6.1 million non-cash compensation expense for the issuance of the 1,000,000 subordinated Series A units to Navios Holdings for the nine month periods ended September 30, 2009. In determining net cash provided by operating activities for the nine months period ended September 30, 2008, net income is also adjusted for the effects of certain non-cash items including depreciation and amortization of $8.6 million, $0.2 million amortization and write-off of deferred financing cost and $0.4 million amortization of deferred dry dock costs.
     Amounts due to related parties increased by $3.6 million from $1.5 million at December 31, 2008 to $5.1 million at September 30, 2009. The main reason for such increase was: (a) the increase in management fees by $3.6 million due to the acquisition of both Navios Hope on July 1, 2008 and the Navios Fantastiks on May 2, 2008, from a chartered-in vessel; and (b) the increase in administrative fees of $0.2 million. The increase was mitigated by the decrease in other expenses due to affiliated companies of $0.2 million. During the corresponding period in 2008, amounts due to related parties decreased by $1.7 million from $4.5 million at December 31, 2007 to $2.8 million at September 30, 2008. The main reason for this was the payment of the deferred acquisition expenses related to the Navios Partners’ IPO amounting to $3.8 million to Navios Holdings mitigated by $2.1 million in management fees and general and administrative expenses charged by Navios Holdings outstanding as of September 30, 2008 which were settled in October 2008.
     Restricted cash increased by $0.8 million from $0 at December 31, 2008 to $0.8 million at September 30, 2009. This increase was due to a $0.8 million guarantee for a claim related to an owned vessel. During the corresponding period in 2008, restricted cash was $0 as at September 30, 2008 from $0.8 million as at December 31, 2007. The reason for this decrease was that there were no funds held in Navios Partners’ retention account.

     Accounts receivable decreased by $0.1 million from $0.3 million at December 31, 2008 to $0.2 million at September 30, 2009. This decrease was due to the receipt of a long outstanding amount due from a charterer. During the corresponding period of 2008, accounts receivable decreased by $0.1 million from $0.4 million at December 31, 2007 to $0.3 million at September 30, 2008. The main reason was the decrease in amounts due from charterers.
     Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. Deferred voyage revenue, net of commissions increased by $25.0 million from $2.6 million at December 31, 2008 to $27.6 million at September 30, 2009. Out of $27.6 million at September 30, 2009, the amount of $6.8 million and $19.4 million represents the short and long term portion, respectively, of unamortized deferred revenue received from the counterparty to the Navios Hope. In January 2009, Navios Partners and its counterparty to the Navios Hope charter mutually agreed for a lump sum amount of approximately $30.4 million or $29.6 million, net of expenses. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30.4 million has been recognized as deferred revenue and amortized over the life of the vessel’s contract. During the corresponding period of 2008, deferred voyage revenue, net of commissions increased by $1.8 million from $0.2 million at December 31, 2007 to $2.0 million at September 30, 2008.
     Accounts payable was $0.6 million at September 30, 2009 and December 31, 2008. The increase in brokers’ payable by $0.2 million was mitigated by a decrease in professional fees payable by $0.1 million and a decrease in insurers’ payable by $0.1 million. During the corresponding period of 2008, accounts payable decreased by $0.1 million from $0.6 million at December 31, 2007 to $0.5 million at September 30, 2008. The primary reason was a decrease in professional fees payable by $0.3 million mitigated by an increase in brokers’ payable by $0.2 million.
     Prepaid expenses and other current assets decreased by $0.1 million from $0.4 million at December 31, 2008 to $0.3 million at September 30, 2009. This decrease is considered immaterial. Prepaid expenses and other current assets remained almost unchanged during the nine month period from December 31, 2007 to September 30, 2008.
     Accrued expenses increased by $0.6 million from $1.7 million at December 31, 2008 to $2.3 million at September 30, 2009. The primary reason for this increase was (a) an increase of $0.4 million in accrued expenses mainly due to the additional accrued costs for the offerings of 3,500,000 and 2,800,000 common units and (b) and increase of $0.4 million in accrued voyage expenses. This increase was mitigated by a $0.2 million decrease in accrued loan interest. During the corresponding period of 2008, accrued expenses increased by $0.1 million from $1.4 million at December 31, 2007 to $1.5 million at September 30, 2008. The primary reason for the increase was an increase in other accrued expenses by $0.2 million mitigated by a decrease in accrued loan interest by $0.1 million.
     Cash used in investing activities for the nine month period ended September 30, 2009 as compared to the nine month period ended September 30, 2008:
     Net cash used in investing activities decreased by $34.9 million to $34.6 million for the nine month period ended September 30, 2009 as compared to $69.5 million for the same period in 2008.
     Cash used in investing activities of $34.6 million for the nine month period ended September 30, 2009 was due to the acquisition of the rights to the Navios Sagittarius on June 10, 2009, from Navios Holdings for a cash payment of $34.6 million.
     Net cash used in investing activities was $69.5 million for the nine month period ended September 30, 2008. In May 2008, Navios Partners purchased the Navios Fantastiks, for an amount of $34.2 million and paid an additional $0.3 million for capitalized expenses related to the vessel’s acquisition. On July 1, 2008 Navios Partners purchased the Navios Aurora I, for cash consideration of $35.0 million.
     Cash (used in)/ provided by financing activities for the nine month period ended September 30, 2009 as compared to the nine month period ended September 30, 2008:
     Net cash (used in)/provided by financing activities decreased by $64.4 million to $10.0 million outflow for the nine month period ended September 30, 2009 as compared to $54.4 million inflow for the same period in 2008.
     Cash used in financing activities of $10.0 million outflow for the nine month period ended September 30, 2009 was due to: (a) repayment of $40.0 million which took place in February 2009, according to the amendment dated January 30, 2009 to the Credit Facility; (b) payment of $0.2 million restructuring fee relating to such amendment; (c) payment of a total cash distribution of $27.5 million; and (d) maintenance of a minimum balance in Navios Partners’ retention account of $10.0 million until September 30, 2009, in accordance with the Supplemental Agreement dated January 30, 2009 to the Facility Agreement dated November 15, 2007. This overall decrease was mitigated by: (a) an increase of $66.0 million, proceeds from the issuance of 3,500,000 common units in May 2009 and 2,800,000 common units in September 2009, net of offering costs; and (b) an increase of $1.6 million from the issuance of additional general partnership units pursuant to the offering of 3,500,000 common units in May 2009 and the offering of the 2,800,000 common units in September 2009 and due to the fact that Navios Partners was relieved from the obligation to buy Navios Bonavis. On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. Navios Partners also issued 1,000,000 subordinated Series A units to Navios Holdings. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. Consequently, Navios Partners recognized a non-cash compensation expense amounting to $6.1 million. Pursuant to the issuance of the 1,000,000 subordinated Series A units, Navios Partners issued 20,408 additional general partnership units to its general partner. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     Cash provided by financing activities was $54.4 million for the nine month period ended September 30, 2008. Navios Partners paid total cash distribution of $16.2 million during the nine month period ended September 30, 2008. Navios Partners borrowed an additional $70.0 million under its Credit Facility in order to finance the acquisition of the vessel Navios Fantastiks on May 2, 2008 and Navios Aurora I on July 1, 2008 and also paid debt issuance cost amounting to $0.3 million. In addition, in connection with the issuance of 3,131,415 common units to Navios Holdings as part of the purchase price for Navios Aurora I, Navios Partners received an amount of $0.9 million in exchange for the issuance of 63,906 units to the general partner in order to maintain its 2% general partner interest in Navios Partners.
Reconciliation of Adjusted EBITDA to Net Cash from Operating Activities, Operating Surplus and Available Cash for Distribution

	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
	($ ‘000)	($ ‘000)	($ ‘000)	($ ‘000)
Net Cash from operating activities	$12,635	$16,370	$69,599	$30,271
Net(decrease)/ increase in operating assets	(177)	(1,110)	633	(848)
Net decrease/(increase) in operating liabilities	2,706	(2,831)	(29,282)	(292)
Net interest cost	1,673	2,212	5,931	6,933
Deferred finance charges	(63)	(60)	(190)	(161)

Adjusted EBITDA	16,774	14,581	46,691	35,903
Cash interest income	25	75	114	166
Cash interest paid	(1,718)	(2,073)	(6,020)	(6,856)
Expansion capital expenditures	—	(35,000)	(34,600)	(69,155)
Equity Issuance	32,882	—	67,675	—
Borrowings to fund expansion capital expenditures	—	34,773	—	69,773
Expansion capital expenditures reserve	(32,882)	—	(32,882)	—
Maintenance and replacement capital expenditures	(1,957)	(2,742)	(5,872)	(7,152)

Operating Surplus	13,124	9,614	35,106	22,679
Cash distribution paid relating to the first half of 2009	—	—	(18,787)	(12,966)
Recommended reserves accumulated as of beginning of January 1	2,126	18	2,126	18
Reserves accumulated during the first half distributed in the third quarter	3,195	99	—	—
Recommended reserves held as of quarter end	(6,890)	(1,382)	(6,890)	(1,382)

Available cash for distribution	$11,555	$8,349	$11,555	$8,349

     Adjusted EBITDA
          Adjusted EBITDA represents net income before interest, depreciation and amortization and before non-cash consideration for the release of the obligation to acquire the Navios Bonavis. Navios Partners uses Adjusted EBITDA because it believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and Adjusted EBITDA presents useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness. Navios Partners also uses Adjusted EBITDA: (i) in its credit agreement to measure compliance with covenants such as interest coverage and debt incurrence; (ii) by prospective and current lessors as well as potential lenders to evaluate potential transactions; and (iii) to evaluate and price potential acquisition candidates.
          Adjusted EBITDA has limitations as an analytical tool, and should not be considered in isolation or as a substitute for analysis of Navios Partners’ results as reported under US GAAP. Some of these limitations are: (i) EBITDA does not reflect changes in, or cash requirements for, working capital needs; and (ii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and EBITDA does not reflect any cash requirements for such capital expenditures. As a result of these limitations, EBITDA should not be considered as a principal indicator of Navios Partners’ performance.
          Adjusted EBITDA increased by $2.2 million to $16.8 million for the three month period ended September 30, 2009 as compared to $14.6 million for the same period of 2008. This $2.2 million increase in Adjusted EBITDA was primarily due to (a) a $2.4 million increase in revenue as a result of the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009; and (b) a $0.7 million decrease in general and administrative expenses. The above favorable variance of $3.1 million was mitigated by a $0.9 million increase in time charter and voyage expenses due to the delivery of Navios Sagittarius in Navios Partners’ chartered-in fleet in June 2009.
          Adjusted EBITDA increased by $10.8 million to $46.7 million for the nine month period ended September 30, 2009 as compared to $35.9 million for the same period of 2008. This $10.8 million increase in Adjusted EBITDA was primarily due to a $13.5 million increase in revenue as a result of the increased number of vessels in Navios Partners’ fleet, which was mitigated by: (a) a $1.3 million increase in time charter and voyage expenses as a result of the increased number of vessels in Navios Partners’ chartered-in fleet; (b) a $1.3 million increase in management fees, due to the increase in the number of vessels; and (c) a $0.1 million increase in general and administrative expenses due to the increase in the number of owned and chartered-in vessels during the nine month period ended September 30, 2009, compared to the respective period in 2008.
     Operating Surplus
          Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures and expansion capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets. Expansion capital expenditures are those capital expenditures that increase the operating capacity of, or the revenue generated by, Navios Partners’ capital assets. Expansion capital expenditures reserve is a reserve that has been established to include the net proceeds from the offering of 2,800,000 common units in September 23, 2009 and will be used for the future fleet expansion of Navios Partners.
          Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by accounting US GAAP.
     Available Cash
          Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:
•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

          Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.
Borrowings
          Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt, net” and as current liabilities in “Current portion of long-term debt.” As of September 30, 2009 and December 31, 2008, long-term debt amounted to $195.0 million and $235.0 million, respectively, of which the current portion of long-term debt amounted to $0 and $40.0 million for the respective periods in 2009 and 2008, respectively.
Capital Expenditures
          During the three and nine months ended September 30, 2009, Navios Partners financed its capital expenditures with cash flow from operations and through equity raising. Expansion capital expenditures for the three and nine month periods ended September 30, 2009 was $0 and $34.6 million, respectively, and for the three and nine month periods ended September 30, 2008 was $35.0 million and $69.2 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for both the three and nine month periods ended September 30, 2009 was $2.0 million and $5.9 million, respectively, and for the three and nine month periods ended September 30, 2008 was $2.7 million and $7.2 million, respectively.
          Maintenance for vessels and expenses related to dry docking are included in the fee Navios Partners pays the Manager under its management agreement. Navios Partners pays the Manager a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel which is fixed until November 16, 2009, to provide such commercial and technical services to the vessels in its initial fleet. The fees are fixed for another two year period until November 16, 2011 at (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel. The fee Navios Partners pays to the Manager includes any costs associated with scheduled dry dockings during the term of the management agreement.
Replacement Reserve
          Navios Partners estimates that its annual replacement reserve for the year ending December 31, 2009 will be approximately $8.0 million, for replacing its vessels at the end of their useful lives. The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement is based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications which Navios Partners estimates to be $28.5 million for Panamax vessels and $45.3 million for Capesize vessels; (ii) a 25-year useful life; and (iii) a 5.0% net investment rate. Navios Partners’ board of directors, with the approval of the conflicts committee, may determine that one or more of Navios Partners’ assumptions should be revised, which could cause its board of directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. Navios Partners may elect to finance some or all of its maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.
Off-Balance Sheet Arrangements
          Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.
Contractual Obligations and Contingencies
          The following table summarizes Navios Partners’ long-term contractual obligations as of September 30, 2009:

Payments due by period ($ ‘000)

	2010	2011	2012	2013	2014	Thereafter	Total

Loan obligations(1)	—	—	28,611	26,686	$24,761	$114,942	$195,000
Operating lease obligations(2)	$13,364	$13,407	$13,515	$11,735	$6,594	$1,005	$59,620

Total contractual obligations	$13,364	$13,407	$42,126	$38,421	$31,355	$115,947	$254,620

(1)	Represents amounts drawn under the Credit Facility. Such facility was further amended in January 2009 pursuant to which $40.0 million of the outstanding loan amount was paid on February 9, 2009. Amounts do not include interest costs associated with them, which are based on a margin ranging from 1.25% to 2.25%, as amended. The amended facility also requires a total of $12.5 million in cash reserve balance to be maintained as of December 31, 2009.

(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions.

As of December 31, 2008, Navios Partners had entered into a charter-in agreement for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel starting from June 19, 2007 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($42.2 million based on the exchange rate at September 30, 2009), declining each year by 145 million Japanese Yen ($1.6 million based on the exchange rate at September 30, 2009). Navios Aldebaran is a chartered-in vessel for seven years starting from March 17, 2008 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($40.0 million based on the exchange rate at September 30, 2009) declining each year by 150 million Japanese Yen ($1.7 million based on the exchange rate at September 30, 2009).

On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in-vessel. Navios Partners has the option to purchase the Navios Sagittarius at the beginning of December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27.8 million based on the exchange rate at September 30, 2009), declining each year by 120.0 million Japanese Yen ($1.3 million based on the exchange rate at September 30, 2009).
Fleet Employment Profile
          The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended September 30, 2009 and 2008.

	Three Month	Three Month	Nine Month	Nine Month
	Period ended	Period ended	Period ended	Period ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008

Available Days (1)	920	828	2,570	2,191
Operating Days (2)	920	818	2,569	2,174
Fleet Utilization (3)	100%	98.7%	99.9%	99.2%
Time Charter Equivalent (per day)	$25,779	$25,691	$26,081	$24,437
Vessels operating at period end	10	9	10	9

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with major repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.

(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.

(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
Cash Distribution Policy
          Rationale for Our Cash Distribution Policy
          Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. Because we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing all of our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).
          Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy
          There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.
          Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.
          Minimum Quarterly Distribution
          We intend to distribute to the holders of common units and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $39.4 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units and subordinated units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing revolving credit agreement.
          On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common, subordinated and general partner units as of February 9, 2009. The aggregate amount of the declared distribution was $8.7 million.
          On April 24, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution was paid on May 6, 2009 to all holders of record of common, subordinated and general partner units as of May 1, 2009. The aggregate amount of the declared distribution was $8.7 million.
          On July 27, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2009 of $0.40 per unit. The distribution was paid on August 11, 2009 to all holders of record of common, subordinated and general partner units (but not to holders of subordinated Series A units) as of August 6, 2009. The aggregate amount of the declared distribution was $10.1 million.
          On October 26, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2009 of $0.405 per unit. The distribution is payable on November 12, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on November 9, 2009. The aggregate amount of the declared distribution is $11.6 million.
          During the nine month period ended September 30, 2009 and 2008, the aggregate amount of cash distribution paid was $27.5 million and $16.2 million, respectively.

     Subordination period
     During the subordination period the common units have the right to receive distributions of available cash from Operating Surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from Operating Surplus may be made on the subordinated units (other than the subordinated Series A units). Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units is to increase the likelihood that during the subordination period there will be available cash to be distributed on the common units.
     Incentive Distribution Rights
     Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.
     The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under ''Marginal Percentage Interest in Distributions’’ are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column ''Total Quarterly Distribution Target Amount,’’ until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

		Marginal Percentage Interest in Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     Related Party Transactions
     Management fees: Pursuant to the management agreement dated November 16, 2007, Navios ShipManagement, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4,000 per owned Panamax vessel and $5,000 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009, thereafter, the fees are fixed for a period of two years until November 16, 2011 at (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel and (c) $5,500 daily rate per Capesize vessel, whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and nine month period ended September 30, 2009 amounted to $2.7 million and $7.9 million, respectively ($2.7 million and $6.6 million for the three and the nine month periods ended September 30, 2008, respectively).
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners which include: bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.

     Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2009 amounted to $0.3 million and $1.3 million, respectively ($0.3 million and $0.8 million for the three and nine month periods ended September 30, 2008, respectively).
     Balance due to related parties: Included in the current liabilities, as of September 30, 2009 is an amount of $5.1 million, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $4.4 million and administrative service fees and other expenses amounting to $0.7 million.
     Vessel Acquisition: On July 1, 2008, Navios Partners acquired from Navios Holdings, the vessel Navios Hope for a purchase price of $79.9 million, consisting of $35.0 million cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 4 of the Condensed Notes to the Consolidated Financial Statements contained herein).
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34.6 million. The Navios Sagittarius is a chartered-in-vessel and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27.8 million based on the exchange rate at September 30, 2009), declining each year by 120 million Japanese Yen ($1.3 million based on the exchange rate at September 30, 2009).
      In October 2009, Navios Partners agreed to purchase from Navios Holdings the vessel Navios Apollon, a 52,073 dwt Ultra- Handymax vessel built in 2000, for a purchase price of $32.0 million. The vessel was delivered in Navios Partners’ fleet on October 29, 2009. The acquisition was financed with the proceeds from the recent public offering described above.
     Quantitative and Qualitative Disclosures about Market Risks
     Foreign Exchange Risk
     Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.
     Interest Rate Risk
     Borrowings under our Credit Facility bear interest at rate based on a premium over US$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2009, we paid interest on our outstanding debt at a weighted average interest rate of 3.75%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2009 by $1.5 million. For the nine month period ended September 30, 2008, we paid interest on our outstanding debt at a weighted average interest rate of 4.51%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2008 by $1.5 million.
     Concentration of Credit Risk
     Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2009, Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., and Daiichi Chuo Kisen Kaisha accounted for approximately 33.5%, 19.5%, 13.5% and 9.9%, respectively, of total revenues. For the year ended December 31, 2008, we had seven charter counterparties, including Mitsui O.S.K. Lines Ltd, Cargill International S.A., Sanko Steamship Co., Daiichi Chuo Kisen Kaisha and Augustea Imprese Maritime which accounted for approximately 28.2%, 22.2%, 15.6%, 11.9% and 9.7%, respectively, of total revenues. As our counterparties obligations to us are unsecured, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.
     It is our policy not to trade any other financial instruments that would potentially expose us to significant concentrations of credit risk.
     Inflation
     Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.
Recent Accounting Pronouncements
Fair Value
     In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for Navios Partners for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.
     In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for Navios Partners for the quarter ended June 30, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.
Earnings per unit computations
     In March 2008, the FASB issued guidance that may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This guidance addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance was effective for Navios Partners for the fiscal year beginning as of January 1, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.
Accounting for Business Combinations
     Navios Partners adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets aquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.
Noncontrolling Interests in Consolidated Financial Statements
     Navios Partners adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.
Determination of the Useful Life of Intangible Assets
     Navios Partners adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S. GAAP.
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this guidance to be material to its consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance will be effective for Navios Partners beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this new guidance to be material to its consolidated financial statements.
FASB Accounting Standards Codification
     In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S. GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for Navios Partners in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on Navios Partners’ consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
Interim Disclosure about Fair Value of Financial Instruments
     In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for Navios Partners in the quarter ended June 30, 2009, and its adoption did not have significant effect on its financial position, results of operations, or cash flows.
Critical Accounting Policies
     Our financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates in the application of our accounting policies based on the best assumptions, judgments and opinions of management. Following is a discussion of the accounting policies that involve a higher degree of judgment and the methods of their application that affect the reported amount of assets and liabilities, revenues and expenses and related disclosure of contingent assets and liabilities at the date of our financial statements. Actual results may differ from these estimates under different assumptions or conditions.
     Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. For a description of all of our significant accounting policies, see Note 2 to the Notes to the consolidated financial statements included in Navios Partners’ 2008 annual report filed on Form 20-F with the Securities and Exchange Commission.
     Impairment of Long Lived Assets
     Vessels, other fixed assets and other long lived assets held and used by Navios Partners are reviewed periodically for potential impairment whenever events or changes in circumstances indicate that the carrying amount of a particular asset may not be fully recoverable. In accordance with accounting for the impairment or disposal of long-lived assets”, Navios Partners’ management evaluates the carrying amounts and periods over which long-lived assets are depreciated to determine if events or changes in circumstances have occurred that would require modification to their carrying values or useful lives. In evaluating useful lives and carrying values of long-lived assets, certain indicators of potential impairment, are reviewed such as undiscounted projected operating cash flows, vessel sales and purchases, business plans and overall market conditions. Undiscounted projected net operating cash flows are determined for each vessel and compared to the vessel carrying value. In the event that impairment occurred, the fair value of the related asset is determined and a charge is recorded to operations calculated by comparing the asset’s carrying value to the estimated fair market value. Fair market value is estimated primarily through the use of third-party valuations performed on an individual vessel basis. As of September 30, 2009, there were no triggering events that would indicate potential impairment.
     Vessels
     Vessels are stated at historical cost, which consists of the contract price and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the vessels. Expenditures for routine maintenance and repairs are expensed as incurred.
     Depreciation is computed using the straight line method over the useful life of the vessels, after considering the estimated residual value. Management estimates the useful life of our vessels to be 25 years from the vessel’s original construction. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.
     Intangible assets
     Navios Partners’ intangible assets and liabilities consist of backlog assets, favorable lease terms (including purchase options) and unfavorable lease terms.
     The amortizable value of favorable leases would be considered impaired if their fair market value could not be recovered from the future undiscounted cash flows associated with the asset. Vessel purchase options, which are included in favorable lease terms, are not amortized and would be considered impaired if the carrying value of an option, when added to the option price of the vessel, exceeded the fair market value of the vessel.

     Deferred Dry Dock and Special Survey Costs
     Our vessels are subject to regularly scheduled dry docking and special surveys which are carried out every 30 or 60 months to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained in rare cases and under certain conditions. The costs of dry docking and special surveys are deferred and amortized over the above periods or to the next dry docking or special survey date if such has been determined. Unamortized dry docking or special survey costs of vessels sold are written off to income in the year the vessel is sold.
     Revenue Recognition
     Revenue is recorded when services are rendered, we have a signed charter agreement or other evidence of an arrangement, the price is fixed or determinable, and collection is reasonably assured. We generate revenue from transportation of cargoes and time charter of vessels.
     Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel is available for loading and is deemed to end upon the completion of the discharge of the current cargo. Estimated losses on voyages are provided for in full at the time such losses become evident. Under a voyage charter, we agree to provide a vessel for the transportation of specific goods between specific ports in return for payment of an agreed upon freight rate per ton of cargo.
     Revenues from time chartering of vessels are accounted for as operating leases and are thus recognized on a straight-line basis, as the average revenue over the rental periods of such charter agreements, as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot charters. Charters extending three months to a year are generally referred to as medium term charters. All other charters are considered long-term. Under time charters, operating cost such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

Index

Page
NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS AT SEPTEMBER 30, 2009 (UNAUDITED) AND DECEMBER 31, 2008 (AUDITED)	F-2

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008	F-3

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008	F-4

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2009 AND 2008	F-5

CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	F-6

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED BALANCE SHEETS
(Expressed in thousands of U.S. dollars except unit amounts)

		September 30,	December 31,
	Notes	2009	2008
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$53,387	$28,374
Restricted cash		10,821	—
Accounts receivable, net		233	313
Prepaid expenses and other current assets		263	371

Total current assets		64,704	29,058

Vessels, net	4	280,011	291,340
Deferred financing costs, net		1,924	1,915
Deferred dry dock and special survey costs, net		229	594
Intangible assets other than goodwill	5	33,459	—

Total non-current assets		315,623	293,849

Total assets		$380,327	$322,907

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$644	$594
Accrued expenses		2,318	1,662
Deferred voyage revenue	6	8,158	2,606
Amounts due to related parties	13	5,119	1,539
Current portion of long-term debt	7	—	40,000

Total current liabilities		16,239	46,401

Long-term debt	7	195,000	195,000
Unfavorable lease terms	5	3,161	4,659
Deferred voyage revenue	6	19,444	—

Total non-current liabilities		217,605	199,659

Total liabilities		233,844	246,060

Commitments and contingencies	12	—	—
Partners’ Capital:

Common Unitholders (13,631,415 and 19,931,415 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)		308,690	243,639

Subordinated Unitholders (7,621,843 units issued and outstanding at December 31, 2008 and September 30, 2009)		(163,177)	(160,092)

General Partner (433,740 and 582,720 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)		(5,112)	(6,700)

Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2008 and September 30, 2009, respectively)	9	6,082	—

Total partners’ capital		146,483	76,847

Total liabilities and partners’ capital		$380,327	$322,907

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Three Month	Three Month	Nine Month	Nine Month
		Period ended	Period ended	Period ended	Period ended
		September 30,	September 30,	September 30,	September 30,
		2009	2008	2009	2008
	Notes	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Time charter and voyage revenues	10	$23,717	$21,272	$67,028	$53,531
Time charter and voyage expenses		(3,729)	(2,797)	(10,088)	(8,801)
Direct vessel expenses		(117)	(144)	(365)	(433)
Management fees	13	(2,668)	(2,668)	(7,917)	(6,607)
General and administrative expenses	13	(542)	(1,217)	(2,341)	(2,220)
Depreciation and amortization	4,5	(4,195)	(3,277)	(10,973)	(8,588)
Interest expense and finance cost, net	7	(1,698)	(2,287)	(6,045)	(7,099)
Interest income		25	75	114	166
Compensation expense	9	—	—	(6,082)	—
Other income		79	—	92	23
Other expense		(83)	(9)	(83)	(23)

Net income		$10,789	$8,948	$23,340	$19,949

Earnings per unit (see note 14):

		Three Month	Nine Month	Nine Month
	Three Month	Period ended	Period ended	Period ended
	ended Period	September 30,	September 30,	September 30,
	September 30, 2009	2008	2009	2008
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net income	$10,789	$8,948	$23,340	$19,949
Earnings per unit (see note 14):
Common unit (basic and diluted)	$0.44	$0.41	$1.08	$1.16
Subordinated unit (basic and diluted)	$0.38	$0.41	$0.80	$0.81
General partner unit (basic and diluted)	$0.42	$0.48	$1.05	$1.09
Subordinated Series A unit (basic and diluted)	$—	$—	$—	$—
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Nine Month	Nine Month
		period Ended	period Ended
	Note	September 30, 2009	September 30, 2008
		(unaudited)	(unaudited)
OPERATING ACTIVITIES
Net income		$23,340	$19,949

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	10,973	8,588
Amortization and write-off of deferred financing cost		190	161
Amortization of deferred dry dock costs		365	433
Compensation expense	9	6,082	—

Changes in operating assets and liabilities:
(Increase)/decrease in restricted cash		(821)	797
Decrease in accounts receivable		80	83
Decrease/(increase) in prepaid expenses and other current assets		108	(32)
Increase/(decrease) in accounts payable		50	(66)
Increase in accrued expenses		656	143
Increase in deferred voyage revenue		24,996	1,852
Increase/(decrease) in amounts due to related parties		3,580	(1,637)

Net cash provided by operating activities		69,599	30,271

INVESTING ACTIVITIES:
Acquisition of vessels		—	(69,505)
Acquisition of contracts		(34,600)	—
Net cash used in investing activities		(34,600)	(69,505)

FINANCING ACTIVITIES:
Cash distributions paid	14	(27,461)	(16,203)
Proceeds from issuance of general partner units	9	1,642	918
Proceeds from issuance of common units	9	66,033	—
Proceeds from long term debt		—	70,000
Increase in restricted cash		(10,000)	—
Repayment of long-term debt and payment of principal		(40,000)	—
Debt issuance costs		(200)	(326)

Net cash (used in)/provided by financing activities		(9,986)	54,389

Increase in cash and cash equivalents		25,013	15,155

Cash and cash equivalents, beginning of period		28,374	10,095

Cash and cash equivalents, end of period		$53,387	$25,250

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$6,020	$6,856
Issuance of common units to Navios Holdings related to the acquisition of Navios Aurora I in July 2008		$—	$44,937

Non-cash operating activities
See note 9 for issuance of units in connection with the non-cash compensation expense
See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN OWNERS’ NET
INVESTMENT, PARTNERS’ CAPITAL AND COMPREHENSIVE INCOME
(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
			Common		Subordinated		Subordinated Series A		Total Partners’	Comprehensive
	General Partner		Unitholders		Unitholders		Unitholders		Capital	Income
	Units		Units		Units		Units
Balance December 31, 2007	369,834	$(7,720)	10,500,000	$194,265	7,621,843	$(159,759)	—	$—	$26,786	$1,613
Cash distribution paid	—	(346)	—	(9,188)	—	(6,669)	—	—	(16,203)	—
Issuance of units	63,906	918	3,131,415	44,937	—	—	—	—	45,855
Net income	—	428	—	13,343	—	6,178	—	—	19,949	19,949

Balance September 30, 2008 (unaudited)	433,740	(6,720)	13,631,415	$243,357	7,621,843	$(160,250)	—	$—	$76,387	$19,949

Balance December 31, 2008	433,740	$(6,700)	13,631,415	$243,639	7,621,843	$(160,092)	—	$—	$76,847	$28,758
Cash distribution paid	—	(557)	—	(17,758)	—	(9,146)	—	—	(27,461)	—
Issuance of subordinated Series A Units	—	—	—	—	—	—	1,000,000	6,082,	6,082	—

Proceeds from issuance of common units, net of offering costs	—	—	6,300,000	66,033	—	—	—	—	66,033	—
Proceeds from issuance of general partners units (see note 9)	148,980	1,642	—	—	—	—	—	—	1,642	—
Net income	—	503	—	16,776	—	6,061			23,340	23,340

Balance September 30, 2009 (unaudited)	582,720	$(5,112)	19,931,415	$308,690	7,621,843	$(163,177)	1,000,000	$6,082	$146,483	$23,340

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 1—DESCRIPTION OF BUSINESS
     Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of Capesize and Panamax dry bulk carriers, formed on August 7, 2007 under the laws of Marshall Islands by Navios Maritime Holdings Inc (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 50 years of operating history in the dry bulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest.
     In connection with the initial public offering (“IPO”) of Navios Partners on November 16, 2007, Navios Partners acquired interests in five wholly owned subsidiaries of Navios Holdings, each of which owned a Panamax dry bulk carrier (the “Initial Fleet”), as well as interests in three wholly owned subsidiaries of Navios Holdings that operated and had options to purchase, three additional vessels in exchange for (a) all of the net proceeds from the sale of 10,000,000 common units in the IPO and the sale of 500,000 common units in a concurrent private offering to a corporation owned by Angeliki Frangou, Navios Partners’ Chairman and Chief Executive Officer, for a total estimated amount of $193,300, plus (b) $160,000 of the $165,000 funded from its Revolving Credit Facility (the “Credit Facility”) to acquire its initial fleet of vessels (see note 7), (c) 7,621,843 subordinated units issued to Navios Holdings and (d) the issuance to the General Partner of the 2% general partner interest and all incentive distribution rights in Navios Partners. Upon the closing of the IPO, Navios Holdings owned a 43.2% interest in Navios Partners, including the 2% general partner interest.
     On July 1, 2008, 3,131,415 common units were issued to Navios Holdings for the acquisition of the Navios Hope, and 63,906 additional general partnership units were issued to the General Partner.
     Pursuant to the IPO, Navios Partners entered into the following agreements: (a) a share purchase agreement pursuant to which Navios Partners had agreed to acquire the capital stock of a subsidiary that will own the Capesize vessel Navios Bonavis (ex TBN I) and related time charter, upon delivery of the vessel to Navios Holdings which occurred in late June 2009. On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as non-cash compensation expense in Navios Partners’ statement of income. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement (as defined below) restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet); (b) a share purchase agreement pursuant to which Navios Partners had the option, exercisable at any time between January 1, 2009 and April 1, 2009, to purchase the capital stock of the subsidiary that will own the Capesize vessel Navios TBN II and related time charter. On April 2, 2009, Navios Partners announced that it would not be exercising this option given the then-prevailing unfavorable capital market conditions; (c) a management agreement with Navios ShipManagement Inc. (the “Manager”) pursuant to which the Manager provides Navios Partners commercial and technical management services; (d) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and (e) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain dry bulk carriers.
     In January 2009, Navios Partners amended the terms of its Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of June 30, 2009, $10,000 as of September 30, 2009; and $12,500 as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant (“VMC”) to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility. As of September 30, 2009, Navios Partners was in compliance with the financial covenants under the facility.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600 including a long-term charter out agreement through November 2018. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27,788 based on the exchange rate at September 30, 2009), declining each year by 120.0 million Japanese Yen ($1,334 based on the exchange rate at September 30, 2009).
     On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.
     As of September 30, 2009, there were outstanding: 19,931,415 common units, 7,621,843 subordinated units, 1,000,000 subordinated Series A units and 582,720 general partnership units. Navios Holdings owns a 42.3% interest in Navios Partners, including the 2% general partner interest.
     Navios Partners is engaged in the seaborne transportation services of a wide range of dry bulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by the Manager from its head offices in Piraeus, Greece.
NOTE 2— BASIS OF PRESENTATION
     The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).
The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of	Statement of income
Company name	Vessel name	incorporation	2008	2009
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 09/30	1/1 — 09/30
Fantastiks Shipping Corporation (*)	Navios Fantastiks	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Aurora Shipping Enterprises Ltd.	Navios Hope(**)	Marshall Is.	7/1-09/30	1/1 — 09/30
Chartered-in vessel
Prosperity Shipping Corporation (***)	Navios Prosperity	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Aldebaran Shipping Corporation (***)	Navios Aldebaran	Marshall Is.	3/17 — 09/30	1/1 — 09/30
Sagittarius Shipping Corporation(***)	Navios Sagittarius	Marshall Is.	—	6/10-09/30
Navios Maritime Partners L.P	N/A	Marshall Is.	1/1 — 09/30	1/1 — 09/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 09/30	1/1 — 09/30

(*)	Fantastiks Shipping Corporation took ownership of the vessel Fantastiks from chartered-in vessel, which was renamed to Navios Fantastiks on May 2, 2008.

(**)	On February 9, 2009, the Navios Aurora I was renamed the Navios Hope.

(***)	Not a vessel-owning subsidiary and only holds right to charter-in contract.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present fairly, in all material respects, Navios Partners’ condensed consolidated financial position as of September 30, 2009 and the condensed consolidated results of operations for the nine months ended September 30, 2008 and 2009. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2008.
NOTE 3 —CASH AND CASH EQUIVALENTS
     Cash and cash equivalents consist of the following:

	September 30,	December 31,
	2009	2008
Cash on hand and at banks	$11,924	$13,870
Short term deposits	41,463	14,504

Total cash and cash equivalents	$53,387	$28,374

     Short term deposits relate to time deposit accounts held in bank for general financing purposes. As of September 30, 2009, Navios Partners had time deposits of $41,463 with a maximum duration of two months.
NOTE 4 — VESSELS AND OTHER FIXED ASSETS

		Accumulated
	Cost	Depreciation	Net Book Value
Vessels
Balance December 31, 2007	$151,432	$(15,456)	$135,976
Additions	167,463	$(12,099)	$155,364

Balance December 31, 2008	$318,895	$(27,555)	$291,340
Additions	—	$(11,329)	$(11,329)

Balance September 30, 2009	$318,895	$(38,884)	$280,011

     On May 2, 2008, Fantastiks Shipping Corporation, a wholly owned subsidiary of Navios Partners (see note 2), purchased the vessel Fantastiks for an amount of $34,155 of cash consideration (of which $34,001 was included in vessel cost) pursuant to the Memorandum of Agreement between Fantastiks Shipping Corporation and Kleimar N.V. (“Kleimar”), a wholly owned subsidiary of Navios Holdings. The remaining carrying amounts of the favorable lease and the favorable purchase option of the vessel amounting to $53,022 were transferred to vessel cost and will be depreciated over the remaining useful life of the vessel (see note 5). Capitalized expenses related to vessel acquisition amounted to $458 and were also included in vessel cost. The vessel was renamed to Navios Fantastiks upon acquisition.
     On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The number of the common units issued was calculated based on a price of $14.3705 per common unit, which was the volume weighted average trading price of the common units for the 10 business days immediately prior to the acquisition. The per unit price at the day of the delivery was $14.35. Capitalized expenses related to vessel acquisition amounted to $46 and were also included in vessel cost.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 5 — INTANGIBLE ASSETS OTHER THAN GOODWILL
     Intangible assets, other than goodwill, as of December 31, 2008 and September 30, 2009 consist of the following:

		Accumulated	Transfer to vessel	Net Book Value
	Cost	Amortization	cost	December 31, 2008
Unfavorable lease terms	$(8,486)	$3,827	$—	$(4,659)
Backlog assets	52,874	(6,529)	(46,345)	—
Favorable vessel purchase option	6,677	—	(6,677)	—

Total	$51,065	$(2,702)	$(53,022)	$(4,659)

		Accumulated	Transfer to vessel	Net Book Value
	Cost	Amortization	cost	September 30, 2009
Unfavorable lease terms	$(8,486)	$5,325	$—	$(3,161)
Backlog assets	27,390	(894)	—	26,496
Favorable lease terms charter-in	3,543	(247)	—	3,296
Favorable vessel purchase option	3,667	—	—	3,667

Total	$26,114	$4,184	$—	$30,298

     Amortization expense/(income) of unfavorable and favorable lease terms for the nine month periods ended September 30, 2008 and 2009 is presented in the following table:

	Three Month Period Ended		Nine Month Period Ended
	September	September	September	September
	30, 2009	30, 2008	30, 2009	30, 2008
Unfavorable lease terms	$499	$499	$1,498	$1,498
Backlog assets	(725)	—	(894)	—
Favorable lease terms charter-in	(193)		(247)	(1,763)

Total	$(419)	$499	$357	(265)

     On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel. Favorable purchase option and lease terms were recognized as assets through this transaction amounted to $34,600 in total and were related to the acquisition of the rights on the time charter in contract, time charter out contract and purchase option of the vessel (see also note 9).
NOTE 6 — DEFERRED VOYAGE REVENUE
     Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not been completed. In January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract will be allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 7 — BORROWINGS
     Borrowings as of December 31, 2008 and September 30, 2009 consisted of the following:

	September 30,	December 31,
	2009	2008
Credit facility	$195,000	$235,000
Less current portion	—	(40,000)

Total long-term borrowings	$195,000	$195,000

     Upon the closing of the IPO, Navios Partners entered into a $260,000 Credit Facility with DVB Bank AG and Commerzbank AG which was amended in June 2008, in part, to increase the available borrowings by $35,000, in anticipation of purchasing the Navios Hope, thereby increasing the total facility to $295,000. Currently, the total borrowings under the Credit Facility are $195,000.
     In January 2009, Navios Partners further amended the terms of its Credit Facility. The amendment is effective until January 15, 2010 and provides for (a) the repayment of $40,000 which took place on February 9, 2009, (b) maintaining minimum cash reserves in a pledged account with the agent bank as follows: $2,500 as of January 31, 2009; $5,000 as of March 31, 2009; $7,500 as of June 30, 2009, $10,000 as of September 30, 2009; and $12,500 as of December 31, 2009 and (c) an increased margin on the loans of 2.25%. Further, the covenants were amended by (a) reducing the minimum net worth covenant to $100,000 from $135,000, (b) reducing the value maintenance covenant (“VMC”) to 100% using charter free vessel values, (c) changing the calculation of the minimum leverage covenant to use charter inclusive adjusted vessel values until December 31, 2009, and (d) adding a new VMC based on charter inclusive valuations to be at 143%. Also, Navios Partners pays a commitment fee of 0.35% for undrawn amounts under the facility.
     As of September 30, 2009, Navios Partners was in compliance with the financial covenants of its revolving loan facility. The repayment of the Credit Facility starts no earlier than February 2012 and is subject to changes in repayment amounts and dates depending on various factors such as the future borrowings under the Credit Facility agreement.
     The maturity table below reflects the principal payments due under the Credit Facility based on Navios Partners’ $195,000 outstanding balance as of September 30, 2009.

Year	Amount
2010	$—
2011	$—
2012	$28,611
2013	$26,686
2014	$24,761
2015 and thereafter	$114,942

$195,000

	September 30, 2009
	Payment due by period
		Less than			More than
	Total	1 year	1-3 years	3-5 years	5 years
Long-term debt	$195,000	$—	$21,459	$52,409	$121,132
NOTE 8— FAIR VALUE OF FINANCIAL INSTRUMENTS
     The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due primarily to the short-term maturity related instruments.
     The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
Borrowings: The carrying amount of the floating rate loans approximates its fair value.
     The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2009
	Book Value	Fair Value
Cash and cash equivalent	53,387	53,387
Restricted cash	10,821	10,821
Accounts receivable, net	233	233
Accounts payable	(644)	(644)
Amounts due to related parties	(5,119)	(5,119)
Long-term debt	(195,000)	(195,000)
NOTE 9— ISSUANCE OF UNITS
     On May 8, 2009, Navios Partners completed its public offering of 3,500,000 common units at $10.32 per unit and raised gross proceeds of approximately $36,120 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $465, were approximately $34,314. Pursuant to this offering, Navios Partners issued 71,429 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $737. The net proceeds of this offering were used to acquire the rights of the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. The Navios Sagittarius is a chartered-in-vessel, and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27,788 based on the exchange rate at September 30, 2009), declining each year by 120.0 million Japanese Yen ($1,334 based on the exchange rate at September 30, 2009).
     On June 9, 2009 Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and with the delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125,000. In return, Navios Partners issued 1,000,000 subordinated Series A units recognizing in the results a non-cash compensation expense amounting to $6,082. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet). Pursuant to the issuance of 1,000,000 units, Navios Partners issued 20,408 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $207.
     On September 23, 2009, Navios Partners completed its public offering of 2,800,000 common units at $12.21 per unit and raised gross proceeds of approximately $34,188 to fund its fleet expansion. The net proceeds of this offering, including discount and excluding offering costs of $296, were approximately $32,480. Pursuant to this offering, Navios Partners issued 57,143 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $698.
NOTE 10— SEGMENT INFORMATION
     Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.
     The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
Revenue by Geographic Region

	Three Month Period	Three Month Period	Nine Month	Nine Month
	ended	ended September 30,	Period ended	Period ended
	September 30, 2009	2008	September 30, 2009	September 30, 2008
	($ ’000)	($ ’000)	($ ’000)	($ ’000)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Europe	$6,087	$5,936	$19,329	$17,996
Asia	13,120	13,262	38,179	30,820
Australia	2,058	2,074	6,092	4,715
North America	2,452	—	3,428	—

Total	$23,717	$21,272	$67,028	$53,531

     Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.
NOTE 11 — INCOME TAXES
     Marshall Islands and Panama do not impose a tax on international shipping income. Under the laws of Marshall Islands and Panama, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of operations.
     Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of the Company believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.
NOTE 12 —COMMITMENTS AND CONTINGENCIES
     Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.
     In the opinion of management, the ultimate disposition of these matters is immaterial and will not adversely affect Navios Partners’ financial position, results of operations or liquidity.
     In March 2008, Navios Partners took delivery of the Navios Aldebaran, a newbuilding Panamax vessel of 76,500 dwt. The vessel came into the fleet under a long-term charter-in agreement with a purchase option exercisable in 2013. Navios Partners has chartered-out the vessel for a period of five years at a net daily charter-out rate of approximately $28.
     In May 2008, the chartered-in vessel Fantastiks was acquired by Fantastiks Shipping Corporation and was renamed to Navios Fantastiks (see note 4).
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130,000 and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     to purchase the vessel for $125,000. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as compensation expense in Navios Partners. The newly issued units are not eligible to receive distributions until the third anniversary of their issuance, at which point they will automatically convert into common units and receive distributions in accordance with all other common units. In addition, Navios Holdings will be released from the Omnibus Agreement restrictions for two years in connection with acquiring vessels from third parties (but not from the requirement to offer to sell to Navios Partners qualifying vessels in Navios Holdings’ existing fleet).
     On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel with a capacity of 75,756 dwt, for a cash payment of $34,600. The Navios Sagittarius is a chartered-in-vessel and Navios Partners has an option to purchase the vessel, beginning December 2009, at a purchase price that is initially 2.5 billion Japanese Yen ($27,788 based on the exchange rate at September 30, 2009), declining each year by 120 million Japanese Yen ($1,334 based on the exchange rate at September 30, 2009).
     The future minimum commitments by period of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount

2009 (3 months)	3,363
2010	13,364
2011	13,407
2012	13,515
2013	11,735
2014	6,594
2015	1,005

$62,983

NOTE 13 —TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES
     Management fees: Pursuant to the management agreement dated November 16, 2007, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of $4 per owned Panamax vessel and $5 per owned Capesize vessel. This daily fee covers all of the vessels’ operating expenses, including the cost of drydock and special surveys. The daily rates are fixed for a period of two years until November 16, 2009 whereas the initial term of the agreement is until November 16, 2012. Total management fees for the three and the nine month periods ended September 30, 2009 amounted to $2,668 and $7,917, respectively ($2,668 and $6,607 for the three and the nine month periods ended September 30, 2008, respectively).
     General and administrative expenses: Pursuant to the administrative services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services.
     Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2009 amounted to $309 and $1,264 respectively ($279 and $799 for the three and nine month period ended September 30, 2008).
     Balance due to related parties: Included in the current liabilities as at September 30, 2009 is an amount of $5,119, which represents the current account payable to Navios Holdings and its subsidiaries. The balance mainly consists of the management fees amounting to $4,437 and administrative service fees and other expenses amounting to $682.
     Vessel Acquisition: On July 1, 2008, Navios Partners acquired from Navios Holdings the vessel Navios Hope for a purchase price of $79,936, consisting of $35,000 cash and the issuance of 3,131,415 common units to Navios Holdings. The per unit price at the day of the delivery was $14.35 (see note 4).

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     On June 9, 2009, Navios Holdings relieved Navios Partners from its obligation to purchase the Capesize vessel Navios Bonavis for $130.0 million and, upon delivery of the Navios Bonavis to Navios Holdings, Navios Partners was granted a 12-month option to purchase the vessel for $125.0 million. In return, Navios Holdings received 1,000,000 of subordinated Series A units, which were recognized as compensation expense in Navios Partners (see note 9).
     On June 10, 2009, Navios Partners purchased from Navios Holdings the rights to the Navios Sagittarius, a 2006 Japanese-built Panamax vessel for a cash payment of $34,600 (see note 9).
NOTE 14 — CASH DISTRIBUTIONS AND EARNINGS PER UNIT
     The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 unit per year and is made in the following manner, during the subordination period:
•	First, 98% to the holders of common units and 2% to the General Partner until each common unit has received a minimum quarterly distribution of $0.35 plus any arrearages from previous quarters;

•	Second, 98% to the holders of subordinated units (not including holder of subordinated Series A units) and 2% to the General Partner until each subordinated unit has received a minimum quarterly distribution of $0.35; and

•	Third, 98% to all unitholders (not including holder of subordinated Series A units), pro rata, and 2% to the General Partner, until each unit has received an aggregate amount of $0.4025.
     Thereafter there are incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in
		Distributions
		Common and
	Total Quarterly Distribution	Subordinated
	Target Amount	Unitholders	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%
     On January 21, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2008 of $0.40 per unit. The distribution was paid on February 12, 2009 to all holders of record of common as of February 9, 2009, subordinated and general partner units. The aggregate amount of the declared distribution was $8,675.
     On April 24, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2009 of $0.40 per unit. The distribution was paid on May 6, 2009 to all holders of record of common, subordinated and general partner units as of May 1, 2009. The aggregate amount of the declared distribution was $8,675.
     On July 27, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2009 of $0.40 per unit. The distribution was paid on August 11, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on August 6, 2009. The aggregate amount of the declared distribution was $10,112.
     On October 26, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2009 of $0.405 per unit. The distribution is payable on November 12, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on November 9, 2009. The aggregate amount of the declared distribution is $11,555.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
     Basic net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted net income per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units is increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three and nine month period ended September 30, 2009.
     The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.
     On June 9, 2009, Navios Partners issued 1,000,000 subordinated Series A units. The subordinated Series A units have those rights and obligations as are identified in the partnership agreement of Navios Partners. A subordinated Series A unit does not receive distributions and will not be eligible to receive distributions until the third anniversary of their issuance, at which time they will automatically convert into common units on a one-for-one basis. Following conversion into common units, holders of the converted subordinated Series A units will receive distributions in accordance with all other common units.
     The calculations of the basic and diluted earnings per unit are presented below. For purposes of the earnings per unit (EPU) calculations, the subordinated units and general partner units are assumed to be outstanding for periods presented prior to IPO.

	Three Month Period Ended		Nine Month Period Ended
	September 30,	September 30,	September 30,	September 30,
	2009	2008	2009	2008
Net income	$10,789	$8,948	$23,340	$19,949
Earnings attributable to:
Common unit holders	7,644	5,606	16,776	13,343
Subordinated unit holders	2,923	3,134	6,061	6,178
General partner unit holders	222	208	503	428
Subordinated Series A unit holders	—	—	—	—

Weighted average units outstanding (basic and diluted)
Common unit holders	17,374,893	13,631,415	15,585,261	13,631,415
Subordinated unit holders	7,621,843	7,621,843	7,621,843	7,621,843
General partner unit holders	530,546	433,740	480,641	433,740
Subordinated Series A unit holders	1,000,000	—	1,000,000	—
Earnings per unit (basic and diluted):
Common unit holders	$0.44	$0.41	$1.08	$1.16
Subordinated unit holders	$0.38	$0.41	$0.80	$0.81
General partner unit holders	$0.42	$0.48	$1.05	$1.09
Subordinated Series A unit holders	$—	$—	—	$—

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 15— RECENT ACCOUNTING PRONOUNCEMENTS
Fair Value
     In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. In February 2008, the FASB deferred the effective date for us to January 1, 2009 for all nonfinancial assets and liabilities, except for those that are recognized or disclosed at fair value on a recurring basis (that is, at least annually). The guidance was effective for Navios Partners for the fiscal year beginning January 1, 2009 and did not have a material effect on its consolidated financial statements.
     In April 2009, the FASB issued additional guidance for estimating fair value. The additional guidance addresses determining fair value when the volume and level of activity for an asset or liability have significantly decreased and identifying transactions that are not orderly. This additional guidance was effective for Navios Partners for the quarter ended June 30, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.
Earnings per unit computations
     In March 2008, the FASB issued guidance that may impact a publicly traded master limited partnership (MLP) that distributes “available” cash to the limited partners (LPs), the general partner (GP), and the holders of incentive distribution rights (IDRs). This guidance addresses earnings-per-unit (EPU) computations for all MLPs with IDR interests. MLPs will need to determine the amount of “available cash” at the end of a reporting period when calculating the period’s EPU. This guidance was effective for Navios Partners for the fiscal year beginning as of January 1, 2009 and did not have a material impact on the consolidated financial statements of Navios Partners.
Accounting for Business Combinations
     Navios Partners adopted new U.S. GAAP guidance related to business combinations beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of the new guidance did not have an immediate significant impact on its consolidated financial statements; however, it will impact the accounting for any future business combinations. Under the new guidance, an entity is required to recognize the assets aquired, liabilities assumed, contractual contingencies and contingent consideration at their fair value on the acquisition date. It further requires that acquisition-related costs be recognized separately from the acquisition and expensed as incurred; that restructuring costs generally be expensed in periods subsequent to the acquisition date; and that changes in accounting for deferred tax asset valuation allowances and acquired income tax uncertainties after the measurement period be recognized as a component of provision for income taxes. In addition, acquired-in process research and development is capitalized as an intangible asset and amortized over its estimated useful life.
Noncontrolling Interests in Consolidated Financial Statements
     Navios Partners adopted new U.S. GAAP guidance related to noncontrolling interests in consolidated financial statements beginning in its first quarter of fiscal 2009. Earlier adoption was prohibited. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The guidance revises new accounting and reporting standards for the noncontrolling interest in a subsidiary and the accounting for the deconsolidation of a subsidiary. It also clarifies that changes in a parent’s ownership interest in a subsidiary that do not result in deconsolidation are equity transactions if the parent retains its controlling financial interest and requires that a parent recognize a gain or loss in net income when a subsidiary is deconsolidated. The gain or loss is measured using the fair value of the noncontrolling equity investment on the deconsolidation date. The guidance also requires expanded disclosures regarding the interest of the parent of the noncontrolling interest.
Determination of the Useful Life of Intangible Assets
     Navios Partners adopted new U.S. GAAP guidance concerning the determination of the useful life of intangible assets beginning in its first quarter of fiscal 2009. The adoption of this guidance did not have a significant impact on Navios Partners’ consolidated financial statements. The new guidance amends the factors that are to be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The new guidance is intended to improve the consistency between the useful life of a recognized intangible asset and the period of expected cash flows originally used to measure the fair value of the intangible asset under U.S GAAP.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
Transfers of Financial Assets
     In June 2009, the FASB issued new guidance concerning the transfer of financial assets. This guidance amends the criteria for a transfer of a financial asset to be accounted for as a sale, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, changes the initial measurement of a transferor’s interest in transferred financial assets, eliminates the qualifying special-purpose entity concept and provides for new disclosures. This new guidance will be effective for Navios Partners for transfers of financial assets beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this guidance to be material to its consolidated financial statements.
Determining the Primary Beneficiary of a Variable Interest Entity
     In June 2009, the FASB issued new guidance concerning the determination of the primary beneficiary of a variable interest entity (“VIE”). This new guidance amends current U.S. GAAP by: requiring ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; amending the quantitative approach previously required for determining the primary beneficiary of the VIE; modifying the guidance used to determine whether an equity is a VIE; adding an additional reconsideration event (e.g. troubled debt restructurings) for determining whether an entity is a VIE; and requiring enhanced disclosures regarding an entity’s involvement with a VIE.
     This new guidance will be effective for Navios Partners beginning in its first quarter of fiscal 2010, with earlier adoption prohibited. Navios Partners does not expect the impact of this new guidance to be material to its consolidated financial statements.
FASB Accounting Standards Codification
     In June 2009, the FASB issued new guidance concerning the organization of authoritative guidance under U.S.GAAP. This new guidance created the FASB Accounting Standards Codification (“Codification”). The Codification has become the source of authoritative U.S.GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. The Codification became effective for Navios Partners in its third quarter of fiscal 2009. As the Codification is not intended to change or alter existing U.S. GAAP, it did not have any impact on Navios Partners’ consolidated financial statements. On its effective date, the Codification superseded all then-existing non-SEC accounting and reporting standards. All other nongrandfathered non-SEC accounting literature not included in the Codification will become nonauthoritative.
Measuring Liabilities at Fair Value
     In August 2009, the FASB released new guidance concerning measuring liabilities at fair value. The new guidance provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using certain valuation techniques. Additionally, it clarifies that a reporting entity is not required to adjust the fair value of a liability for the existence of a restriction that prevents the transfer of the liability. This new guidance is effective for the first reporting period after its issuance, however earlier application is permitted. The application of this new guidance is not expected to have a significant impact on Navios Partners’ consolidated financial statements.
Interim Disclosure about Fair Value of Financial Instruments
     In April 2009, the FASB amended the Fair Value of Financial Instruments Subsection of the ASC to require an entity to provide disclosures about fair value of financial instruments in interim financial information (“Fair Value Disclosure Amendment”). The Fair Value Disclosure Amendment requires a publicly traded company to include disclosures about the fair value of its financial instruments whenever it issues summarized financial information for interim reporting periods. In addition, entities must disclose in the body or in the accompanying notes of its summarized financial information for interim reporting periods and in its financial statements for annual reporting periods, the fair value of all financial instruments for which it is practicable to estimate that value, whether recognized or not recognized in the statement of financial position. The Fair Value Disclosure Amendment became effective for Navios Partners in the quarter ended June 30, 2009, and its adoption did not have significant effect on its financial position, results of operations, or cash flows.

NAVIOS MARITIME PARTNERS L.P.
CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in thousands of U.S. dollars except unit prices and amounts)
NOTE 16 — SUBSEQUENT EVENTS
     On October 15, 2009, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering of 2,800,000 common units and purchased 360,400 additional common units at the public offering price less the underwriting discount. Navios Partners raised gross proceeds of $4,400 and net proceeds of approximately $4,181. Navios Partners issued 7,355 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $90.
     On October 26, 2009, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2009 of $0.405 per unit. The distribution is payable on November 12, 2009 to all holders of record of common, subordinated and general partner units (not including holders of subordinated Series A units) on November 9, 2009. The aggregate amount of the declared distribution is $11,555.
     In October 2009 Navios Partners agreed to purchase from Navios Holdings the vessel Navios Apollon, a 52,073 dwt Ultra-Handymax vessel built in 2000, for a purchase price of $32.0 million. The vessel was delivered in Navios Partners’ fleet on October 29, 2009. The acquisition was financed with the proceeds from the offering of 2,800,000 common units.
     In October 2009 Navios Partners fixed the rate for ship management services of its owned fleet for an additional period of two years under the existing agreement with Navios ShipManagement Inc.(“the Manager”), a subsidiary of Navios Holdings. The new management fees are: (a) $4.5 daily rate per Ultra-Handymax vessel, (b) $4.4 daily rate per Panamax vessel and (c) $5.5 daily rate per Capesize vessel for the two-year period ending November 16, 2011.
     Navios Partners has evaluated subsequent events, if any, that have occurred after the balance sheet date but before the issuance of these financial statements and provided where it was necessary, the appropriate disclosures for those events. The date of the evaluation of subsequent events is the same as the date the financial statements are issued, October 29, 2009.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: October 29, 2009